Filed by Environmental Impact Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Environmental Impact Acquisition Corp.

Commission File No. 001-39894

Date: January 28, 2022

ENVI Announces Quorum to Pass Business Combination With GreenLight Biosciences and Achievement of All Transaction Requirements Following the Redemption Deadline

Upon consummation of the business combination, the ENVI ticker will transition to “GRNA” and is expected to start trading on the Nasdaq on February 3, 2022

BOSTON, January 28, 2022—Environmental Impact Acquisition Corporation (“ENVI” or the “Company”) (Nasdaq: ENVI) today announced that it had achieved a quorum for the special meeting of its shareholders to be held on February 1, 2022 (the “Special Meeting”), in connection with its business combination with GreenLight Biosciences Inc. (“GreenLight”), a biotechnology company dedicated to making ribonucleic acid (RNA) products affordable and accessible for human health and agriculture.

ENVI’s shareholders who have submitted proxies to date on the proposals included in the Company’s proxy statement/prospectus for the Special Meeting have overwhelmingly voted in support of the business combination and all other proposals to be voted on at the meeting. Accordingly, it is anticipated that the business combination and the other proposals will be approved at the Special Meeting. However, shareholders may change or revoke their proxies before or at the Special Meeting.

The business combination, if approved by ENVI shareholders, is expected to close on February 2, 2022. Upon the closing of the business combination, common stock and warrants of the combined company are expected to begin trading on February 3, 2022, on Nasdaq under the ticker symbol GRNA.

Environmental Impact Acquisition Corp. Stockholder Vote

Stockholders who own shares of Environmental Impact Acquisition Corp., as of the Record Date should submit their vote promptly and no later than 11:59 p.m. Eastern Time on January 31, 2022. Environmental Impact Acquisition Corp. stockholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact Environmental Impact Acquisition Corp.’s proxy solicitor, D.F. King & Co., Inc., by telephone toll-free at (866) 620-2535 or collect at (212) 269-5550 or by email at ENVI@dfking.com

About GreenLight

Founded in 2008, GreenLight aims to address some of the world’s biggest problems by delivering on the full potential of RNA for human health and agriculture. In human health, this includes mRNA vaccines and therapeutics. In agriculture, this includes RNA to protect honeybees and a range of crops. The company’s breakthrough cell-free RNA manufacturing platform, which is protected by numerous patents, allows for cost-effective production of RNA. GreenLight’s human health product candidates are in the pre-clinical stage, and its product candidates for the agriculture market are in the early stages of development or regulatory review. For more information, visit https://www.greenlightbiosciences.com/

In August 2021, GreenLight Biosciences announced plans to become publicly listed through a business combination with Environmental Impact Acquisition Corp. (Nasdaq: ENVI).

For more information, visit greenlightbiosciences.com

About Environmental Impact Acquisition Corporation

Environmental Impact Acquisition Corp. is a Special Purpose Acquisition Company. The Company is sponsored by CG Investments Inc. VI, an affiliate of Canaccord Genuity, which manages several investment vehicles.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws with respect to the business of GreenLight Biosciences, Inc. and its proposed transaction with Environmental Impact Acquisition Corp. (“ENVI”), including statements regarding the anticipated benefits and uses of GreenLight’s product candidates, the market opportunities for GreenLight’s product candidates, timing of clinical trials, and the timing of commercial launch of product candidates, and the anticipated business combination with ENVI. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from these forward-looking statements, including but not limited to: the need to obtain regulatory approval for GreenLight’s product candidates; the risk that clinical trials will not demonstrate that GreenLight’s therapeutic product candidates are safe and effective; the risk that GreenLight’s product candidates will have adverse side effects or other unintended consequences, which could impair their marketability; the risk that GreenLight’s product candidates do not satisfy other legal and regulatory requirements for marketability in one or more jurisdictions; the risks of enhanced regulatory scrutiny of mRNA solutions; the risk of significant delays in research, development, testing, clinical trials and regulatory approval; the potential inability to achieve GreenLight’s goals regarding scalability and affordability of its product candidates; the anticipated need for additional capital to achieve GreenLight’s business goals; changes in the industries in which GreenLight operates; changes in laws and regulations affecting the business of GreenLight; the risk that the proposed business combination with ENVI may not be completed in a timely manner or at all, which may adversely affect the price of ENVI’s securities; the failure to satisfy conditions to the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; risks that the proposed transaction disrupts current plans and operations of GreenLight; and the potential inability to implement or achieve business plans, forecasts, and other expectations after the completion of the proposed transaction. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed below and other documents filed by ENVI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ENVI and GreenLight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither ENVI nor GreenLight gives any assurance that GreenLight or ENVI, or the combined company, will achieve any result described in any forward-looking statement.

Important Information and Where to Find It

ENVI has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a preliminary proxy statement/prospectus of ENVI, referred to as a proxy statement/prospectus. The registration statement was declared effective by the SEC on January 13, 2022 and the definitive proxy statement/prospectus and other relevant documents have been filed with the SEC and mailed to ENVI’s stockholders as of the Record Date.

This press release does not contain all of the information contained in the final proxy statement/prospectus or other documents filed with the SEC. Before making any voting decision, investors and security holders of ENVI are urged to read the registration statement, the final proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the final proxy statement/prospectus and all other relevant documents filed with the SEC by ENVI through the website maintained by the SEC at www.sec.gov or by sending a written request to ENVI at: ENVI.Inquiries@cgf.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation

ENVI, GreenLight and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ENVI’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are contained in the final proxy statement/prospectus. You may obtain free copies of these documents as described above.

Contact:

Thomas Crampton

SVP and Head of Corporate Affairs

GreenLight Biosciences, Inc.

200 Boston Avenue, Suite 1000, Medford, MA 02155

US Mobile: +1 914 202 2762

UK Mobile: +44 7826 995794